Exhibit 99.1

CIBC Provides Further Disclosure on Aimia

TORONTO, Aug. 12, 2013 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today further disclosure on Aeroplan contract negotiations:

•	CIBC formally advised Aimia on August 9, 2013 that the notice and proposed agreement provided to CIBC on June 26, 2013 is not valid because it fails to comply with Aimia's obligations to CIBC under the existing credit card agreement, which expires on December 31, 2013. As previously stated, the notice and proposed agreement was structured in a way that nullifies CIBC's right of first refusal and ability to match.
•	Notwithstanding the above, there are ongoing active discussions among CIBC, TD, and Aimia about a broad framework that would see CIBC sell approximately 50 per cent of the current Aerogold portfolio to TD with the accounts being divested consisting primarily of credit card only clients. Consistent with its strategy to invest in and deepen client relationships, CIBC would retain the Aerogold credit card accounts held by clients with broader banking relationships. The parties are actively working to reach an agreement, complete due diligence and finalize definitive documentation by Aug 26, 2013.
•	There can be no assurances that an agreement will be reached. In the event an agreement is not reached, CIBC retains its rights to exercise its legal options under the provisions of its existing contract with Aimia.

About CIBC
CIBC is a leading North American financial institution with more than 11 million personal banking and business clients. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, and has offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com.

SOURCE: CIBC

%SEDAR: 00002543

For further information: Kevin Dove, Head of External Communications at 416-980-8835, kevin.dove@cibc.ca

CO: CIBC

CNW 08:34e 12-AUG-13